Acacia Diversified Holdings, Inc
13575 58th Street North - #138
Clearwater, FL 33760

April 25, 2016

Via EDGAR

Mr. John Stickel
C/o Ms. Susan Block
Attorney-Advisor
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, DC 20549

Re: Acacia Diversified Holdings, Inc.
Schedule 14C
Filed January 20, 2016
File No. 001-14088
Form 8-K
Filed January 19, 2016
File No. 001-14088

Dear Mr. Stickel:

In response to the Commission’s correspondence dated April 13, 2016, Acacia Diversified Holdings, Inc. (the “Registrant”) offers the responses contained herein. The Registrant acknowledges that it is responsible for the adequacy of the disclosure in this correspondence and the Revised Preliminary Information Statement on Schedule 14C. Moreover, Registrant further acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the aforementioned filing. To such extent, the Registrant is aware that it may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14C

General

1.
We note your response to our prior comment 1. Please provide the information required by Item 303 of Regulation S-K, as required by Item 13 of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

Response:We have added the Management’s Discussion information required by Item 303.

Letter to Shareholders

2.
We note your response to our prior comment 2 and the added disclosure to the letter to shareholders that the Company may not have provided sufficient legal notice. Please revise to clarify that you are referring to Rule 14c-2(b) under the Exchange Act, for distribution of Information Statements.

Response:We have added the reference to Rule 14c-2(b) under the Exchange Act.

3.
We also note that you indicate that you are seeking shareholder approval for the actions taken by written consent on January 15, 2016 at your annual meeting. However, we do not see an indication in the Definitive Proxy Statement filed February 10, 2016 that you are seeking shareholder approval for these corporate actions. Please revise this preliminary Information Statement to take out statements regarding seeking shareholder approval for these actions at the annual meeting in the letter to shareholders, and throughout as necessary, as these corporate actions appear to have already been done by written consent, or advise. To the extent you are planning to have any vote on these actions at the annual meeting, please explain to us how you plan to do that, given the acquisition has already taken place and the Definitive Proxy Statement for your annual meeting does not indicate a vote taking place on these matters. Refer generally to Rule 14a-4 under the Exchange Act. We may have further comment once we review your response.

Response:We have deleted the reference to “seeking shareholder approval”.

Form 8-K/A

4.	Please provide the information requested in Item 103 of Regulation S-K.

Response:We have added a “Legal” section with the information required by Item 103.

5.	Please also provide the information requested in Item 403 of Regulation S-K.

Response:      We have added a “Security Ownership” section with the information required by Item 403.

The Company hereby acknowledges that: The Company is responsible for the adequacy and accuracy of the disclosures in the filing of its Form 10-K for the period ended 12-31-2012; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of the forms referred to in this response; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have any questions regarding these responses or the associated filings.

Yours very truly,

/s/ Rick Pertile

Rick Pertile, President

Charles W. Barkley, Esq.
Attorney for Acacia Diversified Holdings, Inc.